Exhibit 4.16

DELIVERED BY HAND/EMAIL

Personal, Private & Confidential

Douglas McDonald

1596 Pierard Road

North Vancouver, BC V7J 1Y2

Re: Amended and Restated Employment Agreement

Further to our discussions, we are pleased to offer you continued employment with Almaden Minerals Ltd. (the “Company”), in the capacity of President and Chief Executive Officer, on the terms and conditions contained in the enclosed Amended and Restated Employment Agreement (the “Agreement”).

As discussed and agreed, the Company is offering you the position of President and Chief Executive Officer based on the mutual understanding that you will resign from any and all appointments and/or offices, including, but not limited to, appointments to the Board of Directors, which you hold with Almadex Minerals Ltd. (“Almadex”) and/or Azucar Minerals Ltd. (“Azucar”) and/or their respective affiliates and/or subsidiaries (the “Appointments and Offices”). As such, it is a condition of the Agreement that you resign from any or all of the Appointments and Offices within one (1) day of the Company requesting, in writing, that you resign from any or all of the Appointments and Offices.

While, based on our discussions, we do not anticipate any issues in this respect, please note that failure to resign from the Appointments and Offices in accordance with the above condition is included in the definition of “cause” for termination under Section 12.3 of the Agreement.

Please carefully review and consider the Agreement and communicate your acceptance by signing and returning the Agreement to us on or before ________________________________.

If you have any questions with respect to the above, please feel free to contact me.

Yours truly,

ALMADEN MINERALS LTD.

Per:
Morgan Poliquin
President / CEO

Encl. Amended and Restated Employment Agreement

AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

BETWEEN

ALMADEN MINERALS LTD. AND DOUGLAS J. MCDONALD

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Agreement”), dated effective as of the commencement date, September 22, 2014 (the “Effective Date”), as amended April 1, 2016 and 02 / 10 / 2025 (the “Amendment Date”), is by and between ALMADEN MINERALS LTD., a BRITISH COLUMBIA corporation (the “Company”), and DOUGLAS J. MCDONALD (“Employee”). The Company agrees to employ Employee and Employee agrees to accept such employment upon the following terms and conditions:

1.	Position and Responsibilities.

1.1	Position/Reporting. Employee shall hold the position of President and Chief Executive Officer of the Company and shall report to the Board of Directors of the Company (the “Board”) or such other person or persons as the Board may direct from time to time. Employee shall perform all duties that are reasonable and consistent with such position, as well as other duties in keeping with the position as may be assigned by the Board. Employee shall be invited to attend all meetings of the Board, excluding in camera sessions.

Without limiting the generality of the foregoing:

(a)	Employee will direct and oversee all business, financing and operation activities of Almaden. For clarity, the business, financing and operation activities of Almaden shall relate exclusively to the Arbitration (as defined below), unless otherwise directed by the Board.

(b)	Without limiting the generality of the foregoing, Employee will monitor and manage the international arbitration proceedings against the United Mexican States (the “UMS”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) alleging that the UMS breached its obligations under the CPTPP through actions which blocked the development of ownership interests in the mineral concessions comprising the Ixtaca project (the “Ixtaca Project”), located in Puebla State, Mexico, and ultimately retroactively terminated the mineral concessions comprising the Ixtaca Project, causing the loss of the Company’s and its subsidiaries’ investments in Mexico, with such proceedings being prosecuted under the World Bank International Centre for Settlement of Investment Disputes (the “Arbitration”), including by providing overall direction with respect to the Arbitration for the Company and its subsidiaries, and including in accordance with the Litigation Management Agreement to which the Company is a party;

(c)	Employee will update the Board with respect to the status of the Arbitration and any other relevant matters on an as needed basis, and will provide an informal written report of any developments and activities on a monthly basis and, in addition, as follows:

(i)	immediately in the event of significant developments;

(ii)	in advance of any requirement for disclosure, including with respect to the Arbitration; and

(iii)	within no more than three (3) business days of the Company requesting that he provide an informal written report; and

(d)	Employee may represent and speak on behalf of Almaden with securities regulators, legal and technical experts, shareholders, government representatives, potential investors and other members of the industry.

1.2	Location.

(a)	Employee will primarily perform his work for the Company remotely. However, for clarity, the Company’s corporate address will remain unchanged.

(b)	Employee will have access to the boardroom at the Company’s corporate address and related services during office hours, upon providing the Company with reasonable notice of his need for same.

(c)	It is understood that Employee may seek to rent office space for use in performing his duties under this Agreement, and the Company will reimburse Employee for reasonable costs associated with same, in accordance with Section 6 (Business Related Expenses) below.

(d)	If Employee is considering relocating from British Columbia, it will be on the condition that Employee agree to amend this Agreement as needed solely to comply with the laws of the applicable jurisdiction.

1.3	Travel. Employee shall be expected to travel if it is advisable or necessary to meet the obligations of Employee’s position.

1.4	Other Work. Employee shall not, without the Company’s prior written consent, which consent may be withheld in the Company’s discretion, provided such discretion is exercised reasonably and in good faith, engage in any other business, profession or occupation, or become involved in any capacity, directly or indirectly, with any other employer or business, where Employee’s involvement conflicts or interferes with, or could reasonably conflict or interfere with at some future date, the performance of Employee’s duties and obligations to the Company (each a “Conflicting Activity”). For clarity, this Section 1.4 is not intended to restrict Employee from engaging in any other business, profession or occupation, or becoming involved in any capacity, directly or indirectly, with any other employer or business, provided such engagement or involvement does not conflict or interfere with, and could not reasonably be expected to conflict or interfere with at some future date, the performance of Employee’s duties and obligations to the Company.

If Employee requests the Company’s consent to engage in, or to become involved in, any Conflicting Activity, the Company will advise him of whether or not it consents to him engaging in, or becoming involved in, such Conflicting Activity, in writing, within two (2) business days of receiving the request. If the Company does not advise Employee of whether or not it consents to him engaging in, or becoming involved in, such Conflicting Activity, in writing, within two (2) business days of receiving the request, the Company will be deemed to consent to Employee engaging in, or becoming involved in, such Conflicting Activity. If the Company does not consent to Employee engaging in, or becoming involved in, the Conflicting Activity, it will provide Employee written reasons for withholding its consent within five (5) business days of receiving the request.

2.	Period of Employment. Employee shall be employed in the position set forth above as of the Amendment Date and shall continue in such position until such employment is terminated by either the Company or Employee pursuant to Section 12 of this Agreement.

3.	Compensation.

3.1	Salary. Employee shall be paid an annual base salary (the “Base Salary”), which is in the amount of $265,000 as of the Amendment Date, subject to all requisite withholdings and deductions as may be required under applicable law. The Base Salary will be paid in equal installments pursuant to the payroll procedures established by the Company. The Company reserves the right to adjust Employee’s Base Salary at its discretion as required by business conditions.

3.2	Annual Incentive Plan.

(a)	Employee is eligible to receive an annual discretionary bonus (the “Bonus”). To the extent permitted by the British Columbia Employment Standards Act, as amended or replaced from time to time (the “ESA”), the Company retains sole discretion to determine both whether Employee will be awarded a Bonus, and the amount of any Bonus awarded. The receipt of a Bonus of any particular amount, or at all, is not guaranteed, and the award of a Bonus in any one year does not guarantee the award of a Bonus in any future year.

(b)	Except to the minimum extent, if any, required by the ESA, in order to be eligible to receive a Bonus, Employee must be Actively Employed on December 31st of the year to which the Bonus relates. For the purposes of this Agreement, except to the minimum extent, if any, required by the ESA, “Actively Employed”, in reference to a certain date, means:

(i)	that Employee is employed by the Company (including being on vacation or being on a statutory or other leave authorized by the Company) on the applicable date; and

(ii)	does not include:

(1)	Any period following the date Employee ceases to be employed by the Company upon termination of employment for any reason (whether voluntary or involuntary, and whether with or without just cause or as a result of constructive dismissal, and regardless of whether the termination is lawful or unlawful);

(2)	Any period in relation to which the Company provides pay in lieu of notice in respect of such termination of employment; or

(3)	Any period in relation to which the Company fails to give notice or pay in lieu of such notice that ought to have been given pursuant to this Agreement or pursuant to any applicable law, including the common law, in respect of such termination of employment, and in relation to which damages may be awarded, including for the failure to provide such notice or pay in lieu of notice.

For clarity, except to the minimum extent, if any, required by the ESA:

(iii)	If Employee is not Actively Employed on December 31st of the year to which the Bonus relates for any reason, Employee will not have earned the Bonus, Employee is deemed to have waived and forfeited any right to earn the Bonus, and no Bonus or pro-rated Bonus will be awarded;

(iv)	Bonus will not be included in the calculation of, or form any part of, contractual or common law pay in lieu of notice, and Bonus will not form part of any damages for wrongful dismissal or otherwise; and

(v)	This provision is intended to limit or remove Employee’s rights to any damages relating to the Bonus, including during any period in relation to which the Company provides pay in lieu of notice, and including during any period in relation to which the Company fails to give notice or pay in lieu of notice that should have been given pursuant to this Agreement, or pursuant to any applicable law, including the common law.

(c)	For calendar year 2025, the target bonus for Employee is set at $50,000.

4.	Benefits.

4.1	Extended Health and Related Benefits. Employee shall be eligible to participate in the Company’s extended health and related benefits programs in accordance with the provisions of each program. The Company reserves the right to amend the extended health and related benefits programs from time to time at its discretion, and such amendments will not constitute a breach of the terms of employment.

4.2	Vacation. Employee is eligible to receive five (5) weeks paid vacation annually based on a calendar year, pro-rated for partial calendar years of employment.

4.3	Other Benefits.

(a)	Professional development costs, if required, will be reimbursed by the Company.

(b)	The Company will provide an indemnity, including defraying of Expenses, in any Proceedings which Employee or any heirs or other personal representatives of Employee may be joined by reason of being or having been an officer or director of the Company or of an affiliate of the Company. For the purposes of this Section 4.3(b):

(i)	“Proceedings” shall include any legal proceeding or investigative action or proceeding whether current, threatened, pending or completed that is brought by a third party;

(ii)	“Indemnity” shall include indemnity for any judgement, penalty or fine awarded or imposed in, and amount paid in settlement of, a Proceeding; and

(iii)	“Expenses” shall include reasonable costs, charges and expenses, including reasonable legal and other fees.

However, if Employee is deemed to have acted in bad faith by committing malfeasance, misfeasance, fraud, material misrepresentation, gross negligence or acts of omission when acting on behalf of the Company, this indemnification clause will become null and void, and Employee will not be represented or defended by the Company.

(c)	Employee will be eligible to participate in any share option plan, compensation plan, share purchase plan, retirement plan or other similar plan offered by the Company from time to time to its senior executives and to the extent authorized by the Board. The Company reserves the right to amend the plans from time to time at its discretion, and such amendments will not constitute a breach of the terms of employment.

5.	Complete Compensation. Except to the minimum extent, if any, otherwise required by the ESA, Section 3 and Section 4 above set out Employee’s entire compensation and benefits entitlement for all hours worked and all services provided to the Company pursuant to this Agreement.

6.	Business Related Expenses. All business travel, entertainment, meals, lodging, and other expenses reasonably incurred by Employee in the performance of his duties pursuant to this Agreement for which Employee submits receipts and a detailed summary on approved expense report forms that are approved by the Company shall be reimbursed by the Company. If the Company provides Employee with one or more Company credit cards, Employee agrees to charge only those expenses that are directly related to the Company’s business activities and for which Employee would otherwise be reimbursed. Employee agrees to provide the Company with a timely and complete reporting of all expenses charged to the Company credit card, along with copies of all credit card charge receipts.

7.	Company Policies. In addition to the obligations set forth in this Agreement, Employee agrees to abide by all current and future policies of the Company. The Company reserves the right to introduce, administer, amend and/or delete policies in its sole discretion, and such actions will not constitute a breach of the terms of employment.

8.	Confidentiality. In the course of his employment by the Company, Employee has or will have access to confidential information concerning the Company, Almadex Minerals Ltd. (“Almadex”), and Azucar Minerals Ltd. (“Azucar”) and their respective affiliates and subsidiaries (including by virtue of the services agreement between the Company and Almadex dated March 29, 2018 and the services agreement between the Company and Azucar dated May 15, 2015). Employee agrees that he will not, either during the term of this Agreement or thereafter, divulge or utilize to the detriment of the Company, Almadex, or Azucar, or their respective affiliates and subsidiaries, any such confidential information. This requirement of confidentiality will not apply to information that: is or becomes publicly available other than as a result of a disclosure by Employee; is demonstrated to have previously been properly in Employee’s possession or control at the time of disclosure of that confidential information to Employee by the Company or its representatives; or is required by law to be disclosed, provided that Employee shall immediately notify the Company in writing of such requirement and shall limit the extent of disclosure to that which Employee’s legal counsel advises in writing must be disclosed in order to comply. The provisions of this Section 8 shall survive the termination of this Agreement.

9.	Proprietary Information. Employee shall not use or bring to the Company any technical information, data, trade secrets, processes, formulae, inventions or other intellectual property, which are proprietary to any person other than the Company. The provisions of this Section 9 shall survive the termination of this Agreement.

9.1	Obligations of Employee. Upon the termination of this Agreement or upon the Company’s earlier request, Employee shall promptly deliver to the Company all documents and other tangible items comprising or referring to any confidential information of the Company or its affiliates and subsidiaries, together with all copies, summaries and records thereof. Employee shall forward to the Company all electronic copies of documents comprising or referring to confidential information held by or under Employee’s control, and thereupon delete the same.

9.2	Work Product. All innovations, inventions, discoveries, improvements, devices, designs, practices, processes, methods, information, data, materials, products or services Employee makes, develops, perfects, devises or reduces to practice during his employment with the Company that relate to the business of the Company or its affiliates and subsidiaries, or result from any work Employee performs for the Company (collectively, the “Company Intellectual Property”), are the Company’s sole property. Employee will promptly inform, and disclose to, the Company all Company Intellectual Property that he creates alone or in collaboration with others whether or not he conceived of such during normal business hours. Employee hereby irrevocably and unconditionally transfers and assigns to the Company, and its successors and assigns, any and all of his rights, title and interest in and to any and all of the Company Intellectual Property, and any registered or unregistered copyright, trademarks, industrial designs, patent applications or patents thereon, and agrees to waive any moral rights in favour of the Company. The Company retains legal ownership of the product of Employee’s work and no Company Intellectual Property created by Employee while employed by the Company can be claimed, construed, or presented as Employee’s property, even after termination of his employment. The Company Intellectual Property shall be considered the Company’s confidential information subject to the restrictions described above. On the Company’s reasonable request, Employee will execute any document that the Company deems necessary to evidence the Company’s ownership of any of the Company Intellectual Property to apply for and obtain intellectual property registrations in the Canadian Intellectual Property Office, or any foreign equivalents, for any of the Company Intellectual Property.

10.	Restricted Activities.

10.1	Non-Disparagement. Employee will not, both during and after his employment with the Company, directly or indirectly, make, or encourage any third party to make, any oral or written public statements, including posting or publishing of digital information online in forums, blog posts, review websites, social media websites, or any other similar platforms, that are disparaging of the Company or its affiliates and subsidiaries, its products or services, or any of its present or former officers, directors, employees or shareholders. For clarity, nothing in this Agreement is intended to prohibit disclosure to a governmental authority that is protected by applicable law or any disclosure required by applicable law.

10.2	Other Duties. Employee acknowledges and agrees that the restrictions contained in Section 8 (Confidentiality), Section 9 (Proprietary Information), and this Section 10 are in addition to, and do not derogate from, any other duties and obligations (including fiduciary obligations) he may have to the Company under any applicable laws.

10.3	Notice to Third Parties. Employee agrees that the Company may, after providing written notice to Employee, and during or after Employee’s employment with the Company, notify third parties (including, but not limited to, any entity with whom Employee may seek to enter into a business relationship or any entity with whom

Employee has already entered into a business relationship) of his active contractual obligations under this Agreement (including, but not limited to, his obligations under Section 8 (Confidentiality), Section 9 (Proprietary Information) and this Section 10 (Restricted Activities)) for the purposes of preventing, addressing, investigating and/or remedying a breach of such obligations, if the Company has a reasonable and good faith belief that such notice is required in order to prevent a breach of such obligations that will be detrimental to the Company. Provided the Company has a reasonable and good faith belief that such notice is required in order to prevent a breach of such obligations that will be detrimental to the Company, employee expressly consents to the disclosure of his personal information (as defined in the British Columbia Personal Information Protection Act, as amended or replaced from time to time (“PIPA”)) herein as described above for the purposes of, and as may be required by, PIPA. For clarity, any disclosure of such personal information will be strictly limited to information contained in this Agreement.

11.	Enforcement. Employee acknowledges and agrees that his covenants and obligations under Section 8 (Confidentiality), Section 9 (Proprietary Information) and Section 10 (Restricted Activities) of this Agreement are reasonable, necessary and fundamental to the protection of the Company’s legitimate business interests, and that any breach of those covenants and obligations would result in loss and damage to the Company for which the Company may not be adequately compensated by monetary damages. Accordingly, Employee acknowledges and agrees that, in the event of any actual or threatened breach of any of those provisions by Employee, the Company will, in addition to any and all remedies available to the Company at law or in equity, be entitled as a matter of right to judicial relief by way of a restraining order, interim, interlocutory or permanent injunction, or order for specific performance.

12.	Termination of Employment.

12.1	Accrued Wages. Upon termination of employment, for any reason, the Company shall pay to Employee all accrued and unpaid wages that are not otherwise addressed in this Section 12, if any, calculated in accordance with the minimum statutory requirements of the ESA, including, but not limited to, any outstanding expense reimbursements, accrued and unused vacation pay, and any vacation pay payable on statutory pay in lieu of notice, if applicable, and any other minimum statutory entitlements required by the ESA, if any.

12.2	Resignation. If Employee elects to terminate this Agreement, Employee agrees to provide the Company with at least sixty (60) days’ written notice in advance of the planned termination date. Notwithstanding the foregoing, the Company shall have the option, in its complete discretion, to make Employee’s termination effective at any time prior to the end of such notice period, provided the Company pays Employee all Base Salary due and owing through the end of the notice period, and any additional minimum statutory requirements under the ESA that are applicable, if any.

12.3	Termination for Cause. Notwithstanding any other provision of this Agreement, the Company may terminate Employee’s employment for cause, without prior notice or pay in lieu of notice or any other form of compensation or damages in respect of notice of termination of Employee’s employment, unless otherwise required by the ESA. Subject to the minimum statutory requirements of the ESA, cause to terminate Employee’s employment shall mean:

(a)	Employee’s failure to resign from any and all appointments or offices, including, but not limited to, appointments to the Board of Directors of Almadex and/or Azucar and/or their respective affiliates and/or subsidiaries (the “Appointments and Offices”), within one (1) day of the Company requesting that he resign from any or all of the Appointments and Offices; or

(b)	the repeated and demonstrated failure by Employee to perform Employee’s material duties under this Agreement, after demand for substantial performance is delivered by the Company to Employee that specifically identifies the manner in which the Company believes Employee has not substantially performed Employee’s duties under this Agreement; or

(c)	the willful engagement by Employee in misconduct which is materially injurious to the Company, monetarily or otherwise; or

(d)	any other willful violation by Employee of the provisions of this Agreement that constitutes just cause under the common law; or

(e)	Employee is convicted of a criminal offence involving fraud or dishonesty; or

(f)	any other misconduct that would constitute just cause under the common law.

12.4	Termination Without Cause.

(a)	Entitlement. The Company may terminate Employee’s employment without cause. In the event the Company elects to terminate Employee’s employment without cause during the course of this Agreement, except as otherwise provided under Section 12.9 below, the Company shall pay Employee the payments required under Section 12.1 above, if any, and a severance payment equal to the greater of: (i) the minimum statutory payment in lieu of notice of termination required by the ESA; or (ii) eighteen (18) months’ payment in lieu of notice of termination.

(b)	Nature of Payment. If the Company provides any payment in lieu of notice of termination pursuant to Section 12.4(a)(ii) any such payment: (i) will consist of Employee’s then current Base Salary only, provided that, if at any time the ESA provides for a greater minimum statutory entitlement, Employee will receive the greater minimum statutory entitlement required by the ESA instead; and (ii) may, if agreed between the Company and Employee, be paid in the form of salary continuance, other than any minimum statutory entitlement to payment in lieu of notice of termination required by the ESA, which will be paid as a lump sum.

(c)	Release. Employee agrees that, as a condition of receiving any portion of the entitlements under this Section 12.4 that exceed the minimum statutory entitlements required under the ESA, he shall be required to execute a release satisfactory to the Company which releases the Company and its affiliates and subsidiaries from all claims and liabilities arising out of Employee’s employment and termination of employment and including confidentiality provisions, which release is satisfactory to the Company with respect to form, substance and timeliness. If Employee does not execute such a release, Employee will receive only his minimum statutory entitlements pursuant to the ESA, and nothing further.

(d)	No Further Obligations. Except as otherwise provided under Section 12.9 below, employee agrees that the amount payable pursuant to this Section 12.4 will be the maximum payment in lieu of notice of termination to which Employee is entitled upon termination of employment without cause, including statutory, contractual and common law amounts. Employee agrees that these entitlements are reasonable and that, upon receipt of these entitlements, the Company will have no further obligation to Employee in respect of notice of termination of his employment, including, without limitation, no further obligation to provide compensation or damages in respect of notice of termination of his employment. Employee expressly waives any entitlement to common law reasonable notice of termination.

12.5	Constructive Dismissal/Cause. Employee agrees that if the Company is unsuccessful in establishing cause pursuant to Section 12.3, or if Employee is found to have been constructively dismissed, except as otherwise provided under Section 12.9 below, Employee’s entitlement to payment in lieu of notice of termination will be limited to the entitlements set out in Section 12.4. Employee also agrees that if the Company provides him with payment in lieu of notice of termination in accordance with Section 12.4, the Company will not be prevented from alleging cause for termination of the terms of Employee’s employment or this Agreement.

12.6	Physical and/or Mental Impairment. In the event Employee’s employment is frustrated as a result of physical and/or mental impairment, the Company will provide Employee with his entitlements under Section 12.4 above. Employee agrees that the Company’s financial obligation to Employee upon such frustration of employment is limited to those set out in Section 12.4 above. It is Employee’s obligation to elect and maintain any Company or personal disability and/or medical plans.

12.7	Resignation from Appointments. Upon the termination of Employee’s employment, for any reason, Employee shall, at the request of the Company, resign from any and all appointments or offices which he holds with the Company or its affiliates or subsidiaries and, except as provided in this Agreement, Employee will not be entitled to receive any written notice of termination or payment in lieu of notice of termination, or to receive any damages or compensation for loss of office or otherwise. If Employee should fail to resign as required by this Section 12.7 within seven (7) days of the Company requesting that he resign, the Company is hereby authorised to appoint any person in his name and on his behalf to sign any documents or do any things necessary or requisite to effect such resignation(s).

12.8	Return of Company Property. Employee shall, at any time upon request by the Company, and immediately upon the termination of Employee’s employment, for any reason, return to Company all Company property, including, without limitation, all equipment, vehicles, keys, credit cards, company product, tangible proprietary information, documents, books, records, reports, notes, contracts, lists, computer software and hardware (and other computer-generated files and data), and copies thereof, created on any medium and furnished to, obtained by, or prepared by Employee in the course of or incident to Employee’s employment.

12.9	Change in Control.

(a)	Definitions. For purposes of this Agreement:

(i)	A “Change in Control” shall be deemed to have occurred if:

(1)	any person or any person and such person’s associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the “Act”), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, take over bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

(2)	during any period of eighteen (18) consecutive months (not including any period prior to the Effective Date), individuals who at the beginning of such period constituted the Board and any new directors, whose appointment by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least three quarters (3/4) of the Board then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board; or

(3)	the acquisition by any person or by any person and such person’s affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person’s affiliates and associates, totals for the first time, twenty percent (20%) or more of the outstanding common shares of the Company; or

(4)	the business or businesses of the Company for which Employee’s services are principally performed are disposed of by the Company pursuant to a partial or complete liquidation, dissolution, consolidation or merger of the Company, or a sale or transfer of all or a significant portion of the Company’s assets.

(ii)	“Good Reason” shall mean, without Employee’s express written consent, any of the following:

(1)	the assignment to Employee of any duties inconsistent with the status or authority of Employee’s office, or Employee’s removal from such position, or a substantial alteration in the nature or status of Employee’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

(2)	a reduction by the Company in Employee’s then current Base Salary, or a failure by the Company to increase Employee’s Base Salary at a rate commensurate with that of other key employees of the Company;

(3)	the relocation of the office of the Company where Employee is employed at the time of the Change in Control (the “CIC Location”) to a location more than fifty (50) miles away from the CIC Location, or the Company requiring Employee to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company’s business to an extent substantially consistent with Employee’s business travel obligations prior to the Change in Control);

(4)	the failure by the Company to continue to provide Employee with benefits at least as favourable as those enjoyed by Employee prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive Employee of any material benefit hereunder enjoyed by Employee at the time of the Change in Control, or the failure by the Company to provide Employee with the number of entitled vacation days as provided in Section 4.2 hereof; or

(5)	the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement or, if the business of the Company for which Employee’s services are principally performed is sold or transferred, the purchaser or transferee of such business shall fail to agree to provide Employee with the same or a comparable position, duties, salary and benefits as provided to Employee by the Company immediately prior to the Change in Control.

(b)	Entitlement if Change of Control Occurs During Term. This Section 12.9 shall replace Section 12.4 in the circumstances described herein. If a Change in Control occurs during the course of this Agreement, upon the termination of Employee’s employment (unless such termination is by the Company for cause, by Employee other than for Good Reason, or as a result of frustration due to death or physical and/or mental impairment), Employee shall be entitled to, and will receive no later than the fifteenth (15th) day following the date of termination, a lump sum severance payment equal to the greater of: (i) the minimum statutory payment in lieu of notice of termination required by the ESA; or (ii) two (2) years’ payment in lieu of notice of termination.

(c)	Entitlement if Change of Control Occurs After Termination. If a Change of Control does not occur during the course of this Agreement, but occurs within twelve (12) months after the termination of Employee’s employment (unless such termination is by the Company for cause, by Employee other than for Good Reason, or as a result of frustration due to death or physical and/or mental impairment), in addition to his entitlements under Section 12.4, Employee shall be entitled to, and will receive no later than the fifteenth (15th) day following the date of the Change of Control, a lump sum severance payment equal to six (6) months’ payment in lieu of notice of termination.

(d)	Nature of Payment. If the Company provides any payment in lieu of notice of termination pursuant to Section 12.9(b)(ii) or Section 12.9(c), any such payment will consist of Employee’s then current Base Salary only, provided that, if at any time the ESA provides for a greater minimum statutory entitlement, Employee will receive the greater minimum statutory entitlement required by the ESA instead.

(e)	Release. Employee agrees that, as a condition of receiving any portion of the entitlements under this Section 12.9 that exceed the minimum statutory entitlements required under the ESA, he shall be required to execute a release satisfactory to the Company which releases the Company and its affiliates and subsidiaries from all claims and liabilities arising out of Employee’s employment and termination of employment and including confidentiality provisions, which release is satisfactory to the Company with respect to form, substance and timeliness. If Employee does not execute such a release, Employee will receive only his minimum statutory entitlements pursuant to the ESA, and nothing further.

(f)	No Further Obligations. Employee agrees that the amount payable pursuant to this Section 12.9 will be the maximum payment in lieu of notice of termination to which Employee is entitled upon termination of employment after a Change in Control (unless such termination is by the Company for cause, by Employee other than for Good Reason, or as a result of frustration due to death or physical and/or mental impairment), including statutory, contractual and common law amounts. Employee agrees that these entitlements are reasonable and that, upon receipt of these entitlements, the Company will have no further obligation to Employee in respect of notice of termination of his employment, including, without limitation, no further obligation to provide compensation or damages in respect of notice of termination of his employment. Employee expressly waives any entitlement to common law reasonable notice of termination.

12.10	Retention Agreement. The Key Persons Retention Agreement between the Company, Korm Trieu and Employee dated May 22, 2025 (the “Retention Agreement”) will survive the termination of this Agreement, and will continue in full force and effect pursuant to its terms and conditions notwithstanding any termination of this Agreement. Any reference to the “McDonald Employment Agreement” in the Retention Agreement will be to this Agreement, and not to the Amended and Restated Employment Agreement between Employee and the Company dated April 1, 2016.

13.	Continuing Application. The terms of this Agreement will continue to apply throughout Employee’s employment, regardless of Employee’s length of service or any changes that may occur to Employee’s position, duties and responsibilities, compensation or benefits, or other terms of employment, unless Employee and the Company agree otherwise in writing.

14.	Compliance with Employment Standards Legislation. The terms and conditions of this Agreement are subject to the minimum statutory requirements of the ESA. If any term or condition of this Agreement conflicts with, or is inconsistent with, the minimum statutory requirements of the ESA, the minimum statutory requirements of the ESA shall prevail over, and shall amend, this Agreement to the extent of any such conflict or inconsistency, and this Agreement as so amended shall apply with retrospective effect to the commencement of Employee’s employment. Without limitation, it is the intention of the Company that all of Employee’s employment entitlements, including his termination entitlements, will meet or exceed the minimum statutory requirements of the ESA. If at any time the minimum statutory requirements of the ESA require a greater entitlement than what is set out in this Agreement, Employee will receive the minimum statutory entitlement required by the ESA instead.

15.	Governing Law and Jurisdiction. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of British Columbia. Any dispute arising from, connected with, or relating to this Agreement or any related matters will be resolved by the courts and tribunals of British Columbia, as applicable, and the parties hereby irrevocably submit and attorn to the original and exclusive jurisdiction of those courts and tribunals, as applicable.

16.	Severability. If in any jurisdiction any provision of this Agreement or its application to any party or circumstance is restricted, prohibited, or unenforceable, that provision shall be deemed ineffective only to the extent of such restriction, prohibition, or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or its application to other parties or circumstances.

17.	Consideration. Employee acknowledges he has received valuable consideration in exchange for signing this Agreement that he would not otherwise have been entitled to, and hereby waives irrevocably any right to assert that this Agreement should be invalid, void or voidable for want of consideration.

18.	Tax Considerations. The personal tax consequences of any compensation or benefits paid or accruing to Employee under this Agreement are Employee’s obligation. The Company will conform to all applicable tax law, codes, and regulations, including withholding and/or reporting of taxable compensation in respect to payments made to Employee or made on Employee’s behalf.

19.	Legal Advice. Employee acknowledges that it was recommended by the Company that he obtain independent legal advice, or such other professional advice as he deems necessary, before executing this Agreement and represents that by executing this Agreement he has had the opportunity to do so. Employee further acknowledges and agrees that he has read this Agreement, fully understands the terms of this Agreement, agrees that all such terms are reasonable, and agrees that he is signing this Agreement freely, voluntarily and without duress.

20.	Notices. Any notice required or permitted to be given hereunder must be in writing and shall be effective upon delivery by hand, upon verified facsimile transmission, or three (3) business days after deposit in the Canada mail, postage prepaid, certified or registered, and if addressed to the Company, to the attention of the current Chairman of the Board, and if addressed to the Employee, to Employee’s address provided in this Agreement (or such other address as the Employee advises the Chairman of the Board, in writing, from time to time). Both parties have a mutual obligation to notify the other party in writing of any change of address or facsimile number.

21.	Counsel Fees. In the event of any default under this Agreement, all costs of enforcement shall be paid by whichever party does not substantially prevail.

22.	Assignment/Enurement. The Company shall have the right to assign this Agreement to any of its affiliates or subsidiaries or to any successor (whether direct or indirect, by purchase, amalgamation, arrangement, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, or to any other entity. Employee expressly consents to such assignment and, provided that such affiliate, successor or other entity agrees to assume and be bound by the terms and conditions of this Agreement, all references to the “Company” hereunder shall include such affiliate, successor or other entity. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors, personal representatives, permitted assigns, affiliates, subsidiaries, predecessors, liquidators, receivers, receiver managers, and trustees, as applicable.

23.	Entire Agreement. This Agreement (including the cover letter hereto) constitutes the entire Agreement between the parties regarding Employee’s employment with the Company, superseding any other prior agreement, written or oral, relating to the terms of employment contained herein. Without limiting the generality of the foregoing, the Amended and Restated Employment Agreement between Employee and the Company dated April 1, 2016 is of no further force or effect. However, for clarity, the Retention Agreement remains in full force and effect pursuant to its terms and conditions. This Agreement can be changed or modified only by a writing signed by both parties.

24.	Survival. All sections of this Agreement that are stated to survive the termination of this Agreement, and all sections of this Agreement that, by their drafting, are intended to survive the termination of this Agreement, and all other provisions of this Agreement necessary for the interpretation or enforcement of any of those sections, will survive indefinitely after the termination of this Agreement and Employee’s employment for any reason.

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Employment Agreement as of the Effective Date.

ALMADEN MINERALS LTD.

By:		By:
	Morgan Poliquin		Douglas J. McDonald
	President and CEO		1596 Pierard Road
	Suite 210 – 1333 Johnston Street		North Vancouver, BC
	Vancouver, BC V6H 3R9		V7J 1Y2
	PH. (604) 689-7644		PH. (604) 763-2228